April 4, 2011
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

Re:	Wacoal Holdings Corp. Form 20-F Annual Report for the Fiscal Year Ended March 31, 2010 Filed July 16, 2010 File No. 000-11743
Dear Mr. Reynolds:
     Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in your letter dated February 23, 2011 with respect to our annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”). For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.
Operating and Financial Review and Prospects, page 26
Liquidity and Capital Resources, page 50
1. Please provide us the disclosures required by Item 5.B.2 of Form 20-F regarding your credit facilities described on page 50 and confirm that you will provide this disclosure in future filings. Also, please provide us with an analysis of why your credit facilities are not material agreements, as we note in aggregate the credit facilities represent approximately 13% of your total assets.
Response
(a) Item 5.B.2 of Form 20-F
     We respectfully advise the Staff that we will insert the disclosure required by Item 5.B.2 of Form 20-F in the “Liquidity and Capital Resources” section in our future filings of annual reports on Form 20-F, starting with our annual report on Form 20-F for the fiscal year ending March 31, 2011. We supplementally inform the Staff that when applied to the fiscal year ended March 31, 2010, such additional disclosure would have been as follows:
     Our current policy is to fund our cash needs from cash flows from operations, which allow us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of our group companies. Our borrowing requirements are not affected by seasonality. We believe that our working capital is adequate for our present requirements and for our business operations in the short to medium term. Thus, we do not believe that our business is substantially dependent on these facilities.
     As of March 31, 2010 we had credit facilities at financial institutions totaling ¥29,331 million, a large majority of which was for short-term, yen-denominated borrowings with variable interest rates. In general, all of our credit facilities have automatically renewed terms, and we are not aware of any issues with respect to any of our lenders that could cause these facilities to become unavailable.
     Of this total credit, ¥13,900 million is available to Wacoal Holdings and our main subsidiary Wacoal Corp., but we have not drawn down from this credit line in recent years and have no current plans to use them in the near future. The remainder of the credit is available for Lecien, Nanasai and other our subsidiaries, which had drawn down for working capital purposes a total of ¥8,129 million as of March 31, 2010, including borrowings by Lecien of ¥3,487 million and borrowing by Nanasai of ¥2,200 million. Because our policy is to fund cash needs from our cash flows from operations, we do not expect this balance to increase significantly over the short to medium term. Even if any of our subsidiaries loses access to funds from our credit facilities, we believe that it is possible for other companies in our group to provide any necessary funds. We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend, loan or cash advance.
     Additionally, we maintain the majority of our cash and cash equivalent assets in Japanese yen, and generally refrain from using financial products for hedging purposes.
     In the future, we will provide comparable disclosures in our Form 20-F filings based on then-applicable material facts and circumstances related to our credit facilities.
(b) Credit Agreements as Material Contracts
     We respectfully submit our view that none of the relevant credit agreements related to our credit facilities should be filed as material contract exhibits to our annual report on Form 20-F. Because these credit agreements provide only working capital to some of our subsidiaries, they have been made in the “ordinary course of business”. Under item 4(b) of the instructions to exhibits to Form 20-F, such contracts need not be filed, unless they fall within any of the categories provided under item 4(b) and they are material “in amount or significance”. Not only are ordinary course credit agreements outside the scope of any such category, we believe that our credit facilities are also immaterial in amount and significance.
     Although, as you noted, the total credit available to us through our credit facilities represents a significant percentage of our total assets, as described above, our total outstanding balance represents only 3.6% of our total assets. Furthermore, we believe that we have sufficient funds within our group for the foreseeable future to repay such balance and provide any of our subsidiaries that have outstanding balances with the necessary funds from our group. Accordingly, we do not depend substantially on any of these credit facilities. Based on the foregoing, we do not consider any of these credit agreements to be material contracts required to be filed as exhibits to our annual report on Form 20-F.
Exhibits
2. We note that you acquired the remaining 51% interest of Peach John that you did not already own on January 10, 2008 and also acquired Lecien on August 17, 2009 in a share exchange. Please file any material agreements related to these transactions, as required by Instructions 4(a) or (b) as to the Exhibits on Form 20-F with your next periodic filing, or advise us why these agreements are not material.

Response
     We respectfully advise the Staff that we do not believe the agreements we entered into in connection with our 2008 acquisition of Peach John and our 2009 acquisition of Lecien are material to us. In each case, the total value of the Wacoal shares provided as consideration in connection with the acquisition was less than five percent of the value of our total assets. In addition, the share exchange agreements we entered into in connection with the acquisitions included only provisions describing the details of the share exchanges and did not include any representations and warranties, covenants, indemnities or any other provisions remaining effective after the consummation of the share exchange. A translation of the share exchange agreement for the Peach John acquisition was included as an exhibit to our Form 6-K furnished to the Commission on November 9, 2007, and a translation of the share exchange agreement for the Lecien acquisition was included in an exhibit to our Form CB furnished to the Commission on June 10, 2009.
* * *

In connection with responding to your comments, we acknowledge that:
♦	Wacoal is responsible for the adequacy and accuracy of the disclosure in the filing;

♦	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

♦	Wacoal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about this response letter, please contact, by fax or by e-mail, Ikuo Otani or Toru Wada (fax: +81-75-672-3219).

Very truly yours,
/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning Wacoal Holdings Corp.

cc:	Edwin S. Kim David Link (Securities and Exchange Commission) Andrew W. Winden Kenji Hosokawa Maria Eliza Nonaka (Morrison & Foerster LLP)

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